UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Westway Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

96169B100

(CUSIP Number)

David M. Knott

Chief Executive Officer

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1 (f) or 240.13d-1 (g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §13d-7 (b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96169B100		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power shares of Common Stock 2,121,227

	8	Shared Voting Power shares of Common Stock 30,372

	9	Sole Dispositive Power shares of Common Stock 2,151,599

	10	Shared Dispositive Power shares of Common Stock 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person shares of Common Stock 2,151,599

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 96169B100		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power shares of Common Stock 2,121,227

	8	Shared Voting Power shares of Common Stock 30,372

	9	Sole Dispositive Power shares of Common Stock 2,151,599

	10	Shared Dispositive Power shares of Common Stock 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person shares of Common Stock 2,151,599

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Knott Partners Offshore Master Fund, L.P.

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power shares of Common Stock 275,530

	8	Shared Voting Power shares of Common Stock 0

	9	Sole Dispositive Power shares of Common Stock 275,530

	10	Shared Dispositive Power shares of Common Stock 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person shares of Common Stock 275,530

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Knott Partners, L.P.

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power shares of Common Stock 1,397,443

	8	Shared Voting Power shares of Common Stock 0

	9	Sole Dispositive Power shares of Common Stock 1,397,443

	10	Shared Dispositive Power shares of Common Stock 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person shares of Common Stock 1,397,443

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.6%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D filed on September 9, 2010 (the “Schedule 13D”).

Item 1.                         Security and Issuer.

This statement is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to reflect the Reporting Persons’s disposition, as set forth in Item 5 below, of shares of the Company’s Class A Common Stock (the “Class A Common Stock”) as the result of redemptions previously reported on Form 4s filed on July 3, 2012 and October 1 and 22, 2012. Each of the prior redemptions, as reported, were made without any consideration and as distributions of the securities in the respective accounts in response to requests from the retiring limited partners in Mulsanne, on July 3, 2012; the sole limited partner of Knott Offshore, on October 1, 2012; and the sole shareholder of Knott Partners Offshore (SRI) Fund Limited (the “SRI Fund”), on October 22, 2012.

Item 2.                         Identity and Background.

Item 3.                         Source and Amount of Funds or Other Consideration.

Item 4.                         Purpose of Transaction.

Item 5.                         Interest in Securities of the Issuer.

This Item is being amended solely as follows:

(a)           Pursuant to Rule 13d-3, Mr. Knott and DMC may be deemed to own beneficially 2,151,599 shares of Stock, which represents approximately 14.8% of all outstanding shares of Class A Common Stock. Knott Partners directly beneficially owns 1,397,443 shares of Class A Common Stock, which represents approximately 9.6% of the outstanding shares of Class A Common Stock. Knott Offshore directly beneficially owns 275,530 shares of Class A Common Stock, which represents approximately 1.9% of the outstanding shares of Class A Common Stock. None of the other individual Partnerships or Managed Accounts owns a number of shares of Class A Common Stock equal to or greater than 5% of such total Class A Common Stock outstanding.

(b)           Mr. Knott individually has the sole power to vote 2,121,227 shares of Class A Common Stock and dispose of 2,880,311 shares of Class A Common Stock held in the Partnerships’ accounts and the Managed Accounts. As President of DMC, Mr. Knott shares with certain of DMC’s clients the power to vote that portion of 30,372 shares of Class A Common Stock held in their respective accounts.

(c)           No transactions in the class of securities reported on were effected during the past sixty days, except for the following disposition:  Pursuant to a redemption request by the sole shareholder (the “Redeeming Shareholder”) of the SRI Fund, on December 5, 2012, the SRI

Fund made a distribution to the Redeeming Shareholder for no consideration of 12,814 shares of Class A Common Stock.

(e)           As of October 1, 2012, Knott Offshore ceased to be the beneficial owner of more than five percent (5%) of the outstanding Class A Common Stock.

Item 6.                               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.                         Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2012
Date

/s/ David M. Knott
David M. Knott

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President